Exhibit 99.1

INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2025 and June 30, 2026
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	June 30,
CURRENT ASSETS:	Note	2025	2026
Cash and cash equivalents		$151,775,129	$108,443,675
Accounts receivable trade, net		7,909,514	10,487,141
Due from related parties	3	13,155,509	9,938,847
Inventories		791,788	1,168,363
Prepaid expenses and other assets		3,407,988	3,668,171
Income tax receivable	24	15,514,617	16,808,839
Investment in equity securities	12(a)	27,759,775	1,170,409
Investment in debt securities	13	554,924	2,561,855
Accrued charter revenue		—	241,357
Derivative assets	15	545,630	466,748
Total current assets		221,414,874	154,955,405

NON-CURRENT ASSETS:
Vessels, net	6	156,496,033	231,708,277
Property, plant and equipment, net	7	34,658,519	33,027,270
Restricted cash	11	1,000,000	1,000,000
Due from related parties	3	2,893,839	2,893,839
Prepaid expenses and other assets		805,182	978,459
Deferred charges, net	4	6,066,454	8,588,853
Investment in related party	3(c)	117,521,579	117,521,579
Investment in debt securities, non current	13	750,000	750,000
Equity method investments	10	50,045,840	46,268,316
Equity method investments measured at fair value (related party)	10	139,745,917	234,269,389
Equity investments	12(b),15	9,932,222	7,331,443
Goodwill	9	24,126,824	23,396,032
Intangible assets, net	8	21,173,403	19,427,180
Operating lease right-of-use assets	16	7,417,626	6,676,145
Deferred tax assets	24	2,599,327	1,912,387
Derivative assets	15	710,802	572,093
Total non-current assets		575,943,567	736,321,262

Total assets		$797,358,441	$891,276,667

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	11	5,637,620	3,927,308
Current portion of financial liabilities, net	11	1,548,990	2,868,539
Accounts payable		3,714,698	4,549,896
Deferred revenue		827,210	1,186,653
Accrued liabilities		16,700,000	13,398,508
Due to related parties	3	1,106,606	1,487,702
Derivative liabilities	15	185,327	612,871
Operating lease liabilities	16	1,203,769	1,184,457
Income tax payable	24	3,482,684	3,920,985
Total current liabilities		34,406,904	33,136,919

NON-CURRENT LIABILITIES:
Long-term debt, net	11	64,992,597	41,353,580
Long‐term financial liabilities, net	11	12,046,770	24,423,904
Fair value of acquired charter	5	—	200,181
Other accrued liabilities		144,605	144,042
Operating lease liabilities	16	6,213,857	5,491,688
Deferred tax liabilities	24	10,596,230	11,128,651
Total non-current liabilities		93,994,059	82,742,046

Commitments and contingencies	17

MEZZANINE EQUITY:
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 100,000 shares issued and outstanding as of December 31, 2025, and June 30, 2026, aggregate liquidation preference of $100,000,000 as of December 31, 2025 and June 30, 2026, respectively		80,714,075	82,334,124
Total mezzanine equity	14	80,714,075	82,334,124

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of December 31, 2025 and June 30, 2026	14	9,662	9,662
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2025, and June 30, 2026	14	12	12
Additional paid-in capital	14	265,339,741	265,339,741
Retained earnings		239,452,780	300,812,447
Accumulated other comprehensive income		20,628,512	13,699,459
Total Castor Maritime Inc. shareholders’ equity		525,430,707	579,861,321
Noncontrolling interests		62,812,696	113,202,257
Total shareholders’ equity		588,243,403	693,063,578
Total liabilities, mezzanine equity and shareholders’ equity		$797,358,441	$891,276,667

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME For the six months ended June 30, 2025 and 2026
(Expressed in U.S. Dollars – except for share data)

		Six Months Ended June 30,	Six Months Ended June 30,
	Note	2025	2026
REVENUES:
Time charter revenues	5,19	$20,213,839	$24,340,327
Pool revenues	19	1,268,428	2,503,224
Total vessel revenues		21,482,267	26,843,551
Revenue from services (including $5,279,022 and $7,200,628 from related parties for the six months ended June 30, 2025, and 2026, respectively)	19	16,803,545	19,981,835
Total revenues		38,285,812	46,825,386

EXPENSES:
Voyage expenses (including $746,633, and $902,631 to related party for the six months ended June 30, 2025, and 2026, respectively)	3,20	(1,776,817)	(2,055,809)
Vessel operating expenses	20	(10,244,724)	(8,694,266)
Cost of revenue from services (exclusive of depreciation and amortization shown separately below) (including $0, and $418,232 to related party for the six months ended June 30, 2025, and 2026, respectively)	3,22	(10,504,581)	(14,009,651)
Management fees to related parties	3	(2,288,643)	(1,785,924)
Depreciation and amortization	4,6,7,8	(6,653,155)	(7,601,749)
Loss on vessels held for sale (including $145,000 and $0 to related parties for the six months ended June 30, 2025, and 2026, respectively)		(5,554,777)	—
(Provision) / recovery of provision for doubtful accounts		(15,459)	75,908
General and administrative expenses (including $1,924,931, and $2,020,178 to related party for the six months ended June 30, 2025, and 2026, respectively)	3, 21	(9,547,735)	(8,538,023)
Net loss on sale of vessels (including $699,205 and $0 to related parties for the six months ended June 30, 2025, and 2026, respectively)		(2,001,646)	—
Total expenses, net		(48,587,537)	(42,609,514)

Other operating income (expense):
Net gain on disposition of assets		410,099	346
Net gain / (loss) from equity method investments	10	441,493	(864,264)
Net (loss) / gain from equity method investments measured at fair value	10	(24,814,649)	69,600,528
Total other operating income / (expense)		(23,963,057)	68,736,610

Operating (loss) / income		(34,264,782)	72,952,482

OTHER INCOME/(EXPENSES):
Interest and finance costs (including $2,265,828, and $345,065 to related party for the six months ended June 30, 2025, and 2026, respectively)	3,23	(3,194,121)	(2,671,165)
Interest income		1,009,447	1,669,080
Foreign exchange (loss) / gain		(1,139,598)	7,098,291
Dividend income from equity method investments measured at fair value (related party)	10	10,610,587	7,837,525
Dividend income on equity securities	12	2,196,716	960,568
Dividend income from related party	3	703,889	700,000
Gain on equity securities	12	5,457,774	7,847,290
Gain on debt securities	13	—	3,829
Other, net		2,213,634	1,815,099
Total other income / (expenses), net		17,858,328	25,260,517

Net (loss) / income, before taxes		$(16,406,454)	$98,212,999
Income taxes	24	(602,133)	(2,182,672)
Net (loss) / income		(17,008,587)	96,030,327
Less: Net loss / (income) attributable to the non-controlling interest		3,191,062	(30,550,611)
Net (loss) / income attributable to Castor Maritime Inc.		(13,817,525)	65,479,716
Dividend on Series D Preferred Shares	14	(2,513,889)	(2,500,000)
Deemed dividend on Series D Preferred Shares	14	(1,451,187)	(1,620,049)
Net (loss) / income attributable to common shareholders of Castor Maritime Inc.		(17,782,601)	61,359,667

Other comprehensive income / (loss):
Foreign currency translation		28,586,783	(10,266,636)
Net cash flow hedges		394,454	(296,927)
Other comprehensive income / (loss)		28,981,237	(10,563,563)
Other comprehensive (income) / loss attributable to noncontrolling interests		(7,622,435)	3,634,510
Other comprehensive income / (loss) attributable to Castor Maritime Inc.		21,358,802	(6,929,053)

Total comprehensive income		11,972,650	85,466,764
Comprehensive income attributable to noncontrolling interests		(4,431,373)	(26,916,101)
Total comprehensive income attributable to Castor Maritime Inc.		7,541,277	58,550,663

(Loss) / earnings per common share, basic attributable to Castor Maritime Inc. common shareholders	18	(1.84)	6.35
(Loss) / earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders	18	(1.84)	1.12
Weighted average number of common shares, basic	18	9,662,354	9,662,354
Weighted average number of common shares, diluted	18	9,662,354	58,175,084

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY For the six months ended June 30, 2025, and 2026
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued									Mezzanine equity
	Common shares	Series B Preferred shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Accumulated Other Comprehensive Income / (Loss)	Castor Maritime Inc.	Non-controlling Interest	Total Shareholders’ Equity	# of Series D Preferred Shares	Mezzanine Equity
Balance, December 31, 2024	9,662,354	12,000	9,674	265,389,338	228,527,153	(1,509,187)	492,416,978	55,340,486	547,757,464	100,000	77,708,258
- Dividend on Series D Preferred Shares	—	—	—	—	(2,513,889)	—	(2,513,889)	—	(2,513,889)	—	—
- Deemed dividend on Series D Preferred Shares	—	—	—	—	(1,451,187)	—	(1,451,187)	—	(1,451,187)	—	1,451,187
- Dividends to noncontrolling interests	—	—	—	—	—	—	—	(2,848,198)	(2,848,198)	—	—
- Changes in Ownership of Subsidiary Without Loss of Control	—	—	—	(48,020)	—	—	(48,020)	320,800	272,780	—	—
- Share-based compensation	—	—	—	—	—	—	—	115,044	115,044	—	—
- Other comprehensive income	—	—	—	—	—	21,358,802	21,358,802	7,622,435	28,981,237	—	—
- Net loss	—	—	—	—	(13,817,525)	—	(13,817,525)	(3,191,062)	(17,008,587)	—	—
Balance, June 30, 2025	9,662,354	12,000	9,674	265,341,318	210,744,552	19,849,615	495,945,159	57,359,505	553,304,664	100,000	79,159,445

Balance, December 31, 2025	9,662,354	12,000	9,674	265,339,741	239,452,780	20,628,512	525,430,707	62,812,696	588,243,403	100,000	80,714,075
- Dividend on Series D Preferred Shares (Note 14)	—	—	—	—	(2,500,000)	—	(2,500,000)	—	(2,500,000)	—	—
- Deemed dividend on Series D Preferred Shares (Note 14)	—	—	—	—	(1,620,049)	—	(1,620,049)	—	(1,620,049)	—	1,620,049
- First-time consolidation effects (Note 14)	—	—	—	—	—	—	—	23,428,600	23,428,600	—	—
- Transactions with non-controlling interest (Note 14)	—	—	—	—	—	—	—	(80,570)	(80,570)	—	—
- Share-based compensation (Note 25)	—	—	—	—	—	—	—	125,430	125,430	—	—
- Other comprehensive loss	—	—	—	—	—	(6,929,053)	(6,929,053)	(3,634,510)	(10,563,563)	—	—
- Net income	—	—	—	—	65,479,716	—	65,479,716	30,550,611	96,030,327	—	—
Balance, June 30, 2026	9,662,354	12,000	9,674	265,339,741	300,812,447	13,699,459	579,861,321	113,202,257	693,063,578	100,000	82,334,124

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS For the six months ended June 30, 2025, and 2026 (Expressed in U.S. Dollars)

	Six Months Ended June 30,
	Note	2025	2026
Cash Flows (used in) / provided by Operating Activities:
Net (loss) / income, net of taxes		$(17,008,587)	$96,030,327
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by Operating Activities:
Depreciation and amortization	4,6,7,8	6,653,155	7,601,749
Amortization and write-off of deferred finance charges	3,23	108,215	629,815
Amortization of fair value of acquired time charters	5	119,733	(634)
Straight line amortization of hire		125,507	(288,517)
Net loss on sale of vessels		2,001,646	—
Loss on vessels held for sale		5,554,777	—
Provision / (recovery) of provision for doubtful accounts		15,459	(75,908)
Share-based compensation	21,25	115,044	125,430
Non-cash compensation (transfer of shares)		272,780	—
Net gain on dispositions of assets		(410,099)	(346)
Unrealized (gain) / loss from equity method investments	10	(441,493)	864,264
Unrealized loss / (gain) from equity method investments measured at fair value	10	24,814,649	(69,600,528)
Dividend income from equity method investments measured at fair value (related party)	10	(10,610,587)	(7,837,525)
Unrealized foreign exchange loss / (gain) from equity method investments	10	1,084,348	(7,409,798)
Unrealized (gain) / loss on equity securities	12	(7,511,809)	1,211,721
Realized loss / (gain) on sale of equity securities	12	2,029,190	(9,059,011)
Unrealized loss on debt securities	13	—	57,906
Amortization of bonds’ premium discount		—	(8,221)
Non-cash effects from translation to reporting currency		28,458	(160,880)
Adjustments for non-cash finance costs		—	80,113
Deferred income taxes		—	1,677,938
Changes in operating assets and liabilities:
Accounts receivable trade		(1,221,358)	(1,692,575)
Inventories		784,160	(376,575)
Due from/to related parties		656,457	3,745,426
Prepaid expenses and other assets		(308,770)	(319,298)
Accounts payable		(172,965)	318,057
Accrued liabilities		(8,601,118)	(3,177,317)
Income tax receivable / payable		(4,596,126)	(1,236,721)
Derivative assets and liabilities, net		(1,084,289)	622,768
Deferred revenue		227,194	406,604
Dry-dock costs paid		(2,397,313)	(3,158,435)
Dividends received from equity method investments measured at fair value		5,797,456	7,837,525
Net Cash (used in) / provided by Operating Activities		(3,976,286)	16,807,354

Cash flow provided by / (used in) Investing Activities:
Vessel acquisitions and other vessel improvements	6	(260,169)	(79,604,584)
Net proceeds from sale of vessels	6	61,939,798	—
Acquisitions of property and equipment, net	7	(112,563)	(357,432)
Net proceeds from dispositions of long term assets		357,048	6,295
Purchase of equity securities	12	(11,012,514)	—
Proceeds from sale of equity securities	12	31,668,114	34,506,485
Purchase of debt securities		—	(2,056,616)
Payments for acquisition of equity method investments	10	(24,119,428)	(3,150,494)
Return of invested capital from and payments received from disposition of equity method investments	10	4,137,792	5,702,697
Payments for acquisition of equity investments		—	(394,419)
Proceeds from disposition of equity investments		—	1,929,122
Net cash provided by / (used in) Investing Activities		62,598,078	(43,418,946)

Cash flows provided by / (used in) Financing Activities:
Dividends paid on Series D Preferred Shares	14	(2,097,222)	(2,500,000)
Proceeds from long-term debt	11	1,577,002	—
Repayment of long-term debt (including related party)	3, 11	(101,057,645)	(25,310,680)
Proceeds from long term financial liability	11	—	15,600,000
Repayment of long-term financial liability	11	—	(1,535,106)
Payment of deferred financing costs		(110,000)	(481,756)
Cash dividends paid to noncontrolling interests		(2,848,198)	—
Transactions/distributions with non-controlling interest		—	(1,100,742)
Net cash used in Financing Activities		(104,536,063)	(15,328,284)

Effect of exchange rate changes on cash, cash equivalents and restricted cash		3,206,933	(1,391,578)
Net decrease in cash, cash equivalents, and restricted cash		(42,707,338)	(43,331,454)
Cash, cash equivalents and restricted cash at the beginning of the period		88,616,996	152,775,129
Cash, cash equivalents and restricted cash at the end of the period		$45,909,658	$109,443,675

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$44,761,426	$108,443,675
Restricted cash, current		—	—
Restricted cash, non-current		—	1,000,000
Cash and cash equivalents included in assets held for sale		1,148,232	—
Cash, cash equivalents, and restricted cash		$45,909,658	$109,443,675

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). Castor is a diversified global shipping and energy company, with activities directly and indirectly in investment and asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects. On December 21, 2018, Castor’s common shares, par value $0.001 (the “common shares”) began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of June 30, 2026, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is affiliated with Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, manages the Company’s business overall.

Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-managed with Castor Ships the technical management of the Company’s dry bulk vessels, except for the M/V Magic Celeste, M/V Magic Ariel and M/V Magic Starlight, for which Castor Ships has provided the technical management since August 16, 2024, October 9, 2024 and December 18, 2024, respectively. As of June 30, 2025, all ship management agreements between the Company and Pavimar have been terminated. Castor Ships now exclusively provides the commercial and technical management of the Company’s entire fleet, while certain aspects of the management of a number of the Company’s vessels are subcontracted to related or third-party managers.

As of June 30, 2026, the Company owned a diversified fleet of 11 vessels, with a combined carrying capacity of 0.8 million dwt, consisting of six Kamsarmax, three Panamax and one Ultramax dry bulk vessels, as well as one 1,850 TEU containership. Castor is also the majority shareholder of the Frankfurt-listed asset manager MPC Münchmeyer Petersen Capital AG (“MPC Capital”). MPC Capital is an investment and asset manager specializing in infrastructure projects in the maritime and energy sectors. Partnering and co-investing with institutional investors, MPC Capital provides tailor-made investment solutions, project access, and integrated asset management expertise, including technical and commercial ship management.

As of June 30, 2026, Castor had 37 wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands, one wholly-owned subsidiary incorporated in the Republic of Cyprus and one wholly-owned subsidiary incorporated in Germany. In addition, as of June 30, 2026, Castor had 74 majority-owned subsidiaries incorporated in Germany, two majority-owned subsidiaries incorporated in the Netherlands and one majority-owned subsidiary in each of Singapore, Colombia, Panama, and the People’s Republic of China.

During the six months ended June 30, 2026, 13 majority-owned subsidiaries that were previously consolidated by the Company were dissolved and, as a result, were removed from the scope of consolidation. The dissolutions were administrative in nature and did not result in any material cash payments, proceeds, or distributions to the Company. Additionally, no significant gains or losses were recognized in connection with these dissolutions, as the carrying amounts of the entities’ net assets were not material at the time of dissolution.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. They do not include all the information and notes required by U.S. GAAP for complete financial statements. Accordingly, these statements and the accompanying notes should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 15, 2026 (the “2025 Annual Report”).

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2026, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report. During the six-month period ended June 30, 2026, except for the recent accounting pronouncements described below, there were no other significant changes to the Company’s significant accounting policies or recent accounting pronouncements issued that the Company expects to have a potential impact on its consolidated financial statements.

Recent Accounting Pronouncements:

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The amendments in this update require entities to initially measure paid-in-kind (“PIK”) dividends on equity-classified preferred stock using the PIK dividend rate stated in the preferred stock agreement, rather than at fair value. The ASU is effective for annual periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.
In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes guidance for the recognition, measurement, presentation and disclosure of environmental credits and related environmental credit obligations. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted, and are required to be applied retrospectively. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties:

As of December 31, 2025, and June 30, 2026, balances with related parties consisted of the following:

	December 31, 2025	June 30, 2026
Assets:
Due from Castor Ships (a) – current	$10,682,592	$6,814,125
Due from Castor Ships (a) – non-current	2,893,839	2,893,839
Investment in Toro (c) – non-current	117,521,579	117,521,579
Due from related parties (MPC Capital) (f) - current	2,472,917	3,124,722

Liabilities:
Due to Toro (d) – current	1,069,444	1,069,444
Due to related parties (MPC Capital) (f) - current	$37,162	$418,258

(a)     Castor Ships:

For a further description of the services provided by, and transactions with, Castor Ships prior to January 1, 2026, please refer to Note 4(a) to the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report.

As of June 30, 2026, in accordance with the provisions of the Amended Castor Ship Management Agreements (as defined in the 2025 Annual Report), Castor Ships performs exclusively the commercial and technical management of the entire fleet, while certain aspects of the management of a number of the Company’s vessels are subcontracted to related or third-party managers. Castor Ships may choose to subcontract some of its provided services to other parties at its discretion. Castor Ships pays, at its own expense, the third-party management companies a fee for the services it has subcontracted to each such company without any additional cost to the Company.

During the six months ended June 30, 2025 and 2026, Castor Ships charged and collected the following fees and commissions: (i) management fees amounting to $1,641,843 and $1,785,924, respectively, (ii) charter hire commissions amounting to $746,633 and $902,631, respectively, (iii) sale and purchase commissions of $473,000 due to the sale of two Panamax vessels and two containership vessels in the six months ended June 30, 2025, which are included in ‘Net loss on sale of vessels’ and ‘Loss on vessels held for sale’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income, and $794,200 (A) due to the acquisitions of the M/V Magic Saturn and M/V Magic Jupiter (Note 6) in the six months ended June 30, 2026, which are included in ‘Vessels, net’ in the accompanying unaudited condensed consolidated balance sheet and (B) of which $0.4 million represents commissions payable by Harper Petersen Hamburg (a majority-owned subsidiary) to Castor Ships for co-brokerage services rendered in connection with the acquisition of the vessel M/V Magic Jupiter in June 2026 reflected in ‘Due to related parties,’ and (iv) for the six months ended June 30, 2025, sale and purchase brokerage commissions of $493,992 for other listed equity securities which are included in ‘Interest and Finance costs’ and for the six months ended June 30, 2026, sale and purchase brokerage commissions of $345,065 for other listed equity securities and $156,000 for the sale and leaseback transaction (Note 11), which are included in ‘Interest and Finance costs’ and ‘Deferred Loan Fees,’ respectively.

During the six months ended June 30, 2025, and 2026, the flat management fees amounted to $1,648,570 and $1,691,764, respectively, and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

The Ship Management Agreements (as defined in the 2025 Annual Report) also provide for an advance funding equal to two months of vessel daily operating costs to be placed with Castor Ships as a working capital guarantee, refundable if a vessel is no longer under Castor Ship’s management. As of December 31, 2025, such advances amounted to $2,893,839 and $1,372,826, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheet, respectively. The amount of $1,372,826 is in relation to the M/V Ariana A, M/V Gabriela A, M/V Magic Callisto and M/V Magic Eclipse that were sold on January 22, 2025, May 7, 2025, April 28, 2025 and March 24, 2025, respectively. As of June 30, 2026, such advances amounted to $2,893,839, and are presented in ‘Due from related parties, non-current’ in the accompanying unaudited condensed consolidated balance sheet.

In connection with the subcontracting services rendered by the third-party/related party ship-management companies, the Company had, as of December 31, 2025, and June 30, 2026, aggregate working capital guarantee deposits due from Castor Ships of $1,714,772 and $625,977, respectively, which are presented in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

As of December 31, 2025 and June 30, 2026, net amounts of $5,987,559 and $5,194,568 were due from Castor Ships in relation to advances for operating expenses and drydock payments made by the Company to Castor Ships.

Further, as of December 31, 2025, and June 30, 2026, amounts of $1,607,435 and $993,580, respectively, were due from Castor Ships in connection with the services covered by the Amended Castor Ships Management Agreements. As a result, as of December 31, 2025 and June 30, 2026, net amounts of $10,682,592 and $6,814,125 were due from Castor Ships which are presented in ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheets.

(b)     Pavimar:

With effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar provided, as co-manager with Castor Ships, to certain dry-bulk vessel owning subsidiaries with the same range of technical management services it provided prior to the Company’s entry into the Amended and Restated Management Agreement, in exchange for the previously agreed daily management fee of $600 per vessel.

As of December 31, 2025, all ship management agreements between the Company and Pavimar have been terminated. During the six months ended June 30, 2025 and 2026, management fees paid to Pavimar amounted to $646,800, and $0, respectively. As of December 31, 2025 and June 30, 2026, there are no outstanding amounts due from / to Pavimar.

(c)     Investment in related party:

As discussed in Note 1 of the 2025 Annual Report, Castor received 140,000 Series A Preferred Shares from Toro, having a stated amount of $1,000 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares of Toro. The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible into common shares of Toro at the Company’s option commencing upon the fourth anniversary of the issue date until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the Distribution Date (as defined in the 2025 Annual Report), and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

As of December 31, 2025 and June 30, 2026, the aggregate value of investments in Toro amounted to $117,521,579 including $299,444 of accrued dividends, in each period, and are separately presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheets. As of June 30, 2026, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s Board of Directors approval. However, for each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. During the six months ended June 30, 2025, and 2026, dividend income derived from the Company’s investment in Toro amounted to $703,889, and $700,000 respectively and is presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

During the six months ended June 30, 2025 and 2026, the Company received dividends of $700,000 from its investment in Toro in each period.

(d)     Issuance of Series D Preferred shares to Toro:

On August 7, 2023, the Company issued 50,000 5.00% Series D fixed rate cumulative perpetual convertible preferred shares (the “Series D Preferred Shares”) to Toro in exchange for $50,000,000 in cash and on December 12, 2024, the Company issued an additional 50,000 Series D Preferred Shares to Toro in exchange for $50,000,000 in cash, as referenced in the 2025 Annual Report. The amounts of accrued dividend on the Series D Preferred Shares due to Toro as of December 31, 2025, and as of June 30, 2026 were $1,069,444 in each period, and are presented in ‘Due to related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

(e)     Long-term debt, related party

On December 11, 2024, Castor entered into a facility agreement with Toro to receive a $100.0 million senior term loan facility from Toro (the “Term Loan”) which was drawn down on the same date. The Term Loan had a tenor of 5 years, bore interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, was guaranteed by the then ten wholly-owned ship-owning subsidiaries of Castor and was payable in (a) twenty (20) consecutive quarterly installments, each of  $2,500,000, commencing on March 11, 2025, and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan was secured by first priority mortgages on and first priority general assignments covering insurance policies and requisition compensation over the ten vessels then owned by wholly-owned subsidiaries of Castor. Pursuant to the terms of this facility, Castor was also subject to certain negative covenants customary for facilities of this type, which could be waived in Toro’s sole discretion.

On March 24, 2025, March 31, 2025 and on April 28, 2025, the Company performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000 and $14,000,000, respectively. The prepayment of $13,500,000 was made pursuant to the sale of M/V Magic Eclipse on March 24, 2025. The prepayment of $14,000,000 was made pursuant to the sale of M/V Magic Callisto on April 28, 2025. On May 5, 2025, the Company prepaid the amount of $36,000,000 remaining outstanding at that date. As of June 30, 2025, the Term Loan has been fully repaid.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

The weighted average interest rate on the Company’s related party long-term debt for the six months ended June 30, 2025 was 6.15% (for the period that the loan was outstanding).

Total interest incurred on related party long-term debt for the six months ended June 30, 2025, and 2026, amounted to $1,771,836, and $0 respectively, and is included in “Interest and finance costs” (Note 23) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The above transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

(f)    MPC Capital related parties

A significant part of the Company’s asset management segment revenues, including management fees, transaction fees and other revenues, are earned from entities that the Company manages or holds equity investments in and that meet the definition of a related party in accordance with ASC 850-10-20. These entities are related parties of the Company.

Revenue from services with related parties	Six months ended June 30, 2025	Six months ended June 30, 2026
MPC Container Ships ASA	$4,203,908	$5,954,525
Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG	—	420,596
MPC Energy Solutions N.V.	353,742	335,690
MPC Caribbean Clean Energy Limited	450,060	375,564
Other	271,312	114,253
Total	$5,279,022	$7,200,628

As of December 31, 2025 and June 30, 2026, material related party relationships, include the following:

MPC Container Ships ASA

MPC Capital holds approximately 16.7% of the shares in MPC Container Ships ASA (“MPCC”). Additionally, Castor’s subsidiary, MPCC CSI LTD., a company affiliated with MPC Capital, holds 3.44% of the shares in MPCC. MPCC is an equity method investment of the Company and, together with its subsidiaries, is considered a related party of the Company. The Company provides corporate management and ship management services to MPCC and its subsidiaries.

The outstanding amounts for MPCC exclusively relate to receivables for services rendered and amounted to $333,063 and $812,673 as of December 31, 2025 and June 30, 2026, respectively, and are included in ‘Due from related parties’ in the accompanying unaudited condensed consolidated balance sheets.

Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG

MPC Capital holds 50% of the shares in Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG, Hamburg. Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG provides technical ship management, is a joint venture of the Company and, together with its subsidiaries, is considered a related party of the Company.

The outstanding amounts due from Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG relate to financing provided by MPC Capital in the amounts of $1,764,465 and $1,711,020 as of December 31, 2025 and June 30, 2026, respectively, and other receivables in the amounts of $9,506 and $7,777 as of December 31, 2025 and June 30, 2026, respectively, and are included in ‘Due from related parties’ in the accompanying unaudited condensed consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

MPC Energy Solutions N.V.

MPC Capital holds around 20.5% of the shares in MPC Energy Solutions N.V. MPC Energy Solutions N.V. is an equity method investment of the Company and, together with its subsidiaries, is considered a related party of the Company. The Company provides corporate management and asset management services to MPC Energy Solutions N.V. and its subsidiaries.

The outstanding amounts for services performed for MPC Energy Solutions N.V. and its subsidiaries, included in ‘Due from related parties’ in the accompanying unaudited condensed consolidated balance sheets, amount to $73,521 and $57,992 as of December 31, 2025 and June 30, 2026, respectively.

MPC Caribbean Clean Energy Limited

MPC Capital holds around 22.2% of the shares in MPC Caribbean Clean Energy Limited. MPC Caribbean Clean Energy Limited is an equity method investment of the Company and, together with its subsidiaries, is considered a related party of the Company. The Company acts as a fund manager to MPC Caribbean Clean Energy Limited and its subsidiaries.

The outstanding amounts from services performed for MPC Caribbean Clean Energy Limited and its subsidiaries, included in ‘Due from related parties’ in the accompanying unaudited condensed consolidated balance sheets, amount to $48,219 and $40,265 as of December 31, 2025 and June 30, 2026, respectively.

4.	Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2025	$6,066,454
Additions	3,646,802
Amortization	(1,124,403)
Balance June 30, 2026	$8,588,853

During the six months ended June 30, 2026, two of the Company’s dry bulk carrier vessels (the M/V Magic Pluto and M/V Magic Thunder) concluded scheduled dry-docking repairs.

5.	Fair Value of Acquired Time Charters:

In connection with the acquisition in October 2024 of the M/V Raphaela with time charter attached, the Company recognized intangible assets of $477,101 representing the fair value of the favorable time charter attached to the vessel. The M/V Raphaela attached charter commenced upon the vessel’s delivery, on October 3, 2024 and was concluded within the first quarter of 2025 and the respective intangible asset was fully amortized during that period.

In connection with the acquisition in June 2026 of the M/V Magic Saturn with time charter attached, the Company recognized intangible liabilities of $200,815 representing the fair value of the unfavorable time charter attached to the vessel. The M/V Magic Saturn attached charter commenced upon the vessel’s delivery, on June 29, 2026 and will be concluded within the third quarter of 2027. The aggregate unamortized portion as of June 30, 2026, amounted to $200,181.

For the six months ended June 30, 2025 and 2026, the amortization of the acquired time charters amounted to $119,733 and $(634), respectively, and is included in ‘Time charter revenues’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net:

(a)  Vessels, net: The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2025	$186,082,691	$(29,586,658)	$156,496,033
— Acquisitions, improvements, and other vessel costs	79,823,982	—	79,823,982
— Period depreciation	—	(4,611,738)	(4,611,738)
Balance June 30, 2026	$265,906,673	$(34,198,396)	$231,708,277

(b) Vessel Acquisitions and other Capital Expenditures

On June 19, 2026, the Company entered into an agreement with an unaffiliated third party to acquire a 2023-built modern-eco Kamsarmax bulk carrier, the M/V Magic Jupiter, for a purchase price of $37.5 million. The M/V Magic Jupiter was delivered to the Company on June 29, 2026. The acquisition was financed in its entirety with cash on hand.

On June 26, 2026, the Company entered into an agreement with an unaffiliated third party to acquire a 2024-built modern-eco Kamsarmax bulk carrier, the M/V Magic Saturn, for a purchase price of $41.9 million. The M/V Magic Saturn was delivered to the Company on June 29, 2026. The acquisition was financed in its entirety with cash on hand.

During the six months ended June 30, 2026, the Company incurred aggregate vessel improvement costs of $0.2 million mainly related to the installation of new equipment pursuant to environmental regulations.

Consistent with prior practices, the Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2025 and June 30, 2026.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Property, Plant and Equipment, net:

The following table shows the Company’s net property, plant and equipment by major asset classes as of December 31, 2025 and June 30, 2026.

	Period Ended
	December 31, 2025	June 30, 2026
Wind turbines	$32,576,826	$31,044,646
Leasehold improvements	1,914,676	1,726,487
Office Furniture	105,743	146,766
Other fixtures and fittings, office equipment	61,274	109,371
Property, plant and equipment, net	$34,658,519	$33,027,270

Property, plant and equipment includes a wind farm located in Germany, operated by the Company’s subsidiary Energiepark Heringen-Philippsthal WP HP GmbH & Co, KG (“EP Heringen”). This 11.4 MW wind farm consists of two Nordex N-149 wind turbine generators with a hub height of 164 meters and a rotor blade wing span of 149 meters.

Following the reclassification of EP Heringen’s property, plant and equipment from assets held for sale (as of December 31, 2024) to property, plant and equipment in the consolidated balance sheet as of December 31, 2025, depreciation for this asset recommenced.

Leasehold improvements mainly relate to the MPC Capital Hamburg office. Total depreciation recognized in the unaudited interim condensed consolidated statement of comprehensive income amounted to $157,280 and $735,948 for the six months ended June 30, 2025 and 2026, respectively.

The following tables reflect the gross carrying amount and accumulated depreciation as of June, 30 2026:

	Period Ended June 30, 2026
	Gross carrying amount	Accumulated depreciation	Net Carrying amount
Wind turbines	$32,726,420	$(1,681,774)	$31,044,646
Leasehold improvements	2,161,002	(434,515)	1,726,487
Office furniture	190,429	(43,663)	146,766
Other fixtures and fittings, office equipment	194,269	(84,898)	109,371
Property, plant and equipment, net	$35,272,120	$(2,244,850)	$33,027,270

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Intangible Assets, net:

The following table shows the Company’s intangible assets by major asset classes as of December 31, 2025 and June 30, 2026:

	Period Ended
	December 31, 2025	June 30, 2026
Brand	$290,959	$270,349
Customer relationship	11,656,130	11,048,990
Order backlog	8,366,621	7,324,749
Favorable contract	839,535	763,545
Concessions	20,158	19,547
Intangible assets, net	$21,173,403	$19,427,180

The following table reflects the gross carrying amount and accumulated amortization as of June 30, 2026:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Brand	$306,723	$(36,374)	$270,349
Customer relationship	11,832,403	(783,413)	11,048,990
Order backlog	9,755,803	(2,431,054)	7,324,749
Favorable contract	919,442	(155,897)	763,545
Concessions	30,801	(11,254)	19,547
Total intangible assets	$22,845,172	$(3,417,992)	$19,427,180

For the six months ended June 30, 2025 and 2026, total amortization of $992,635 and $1,129,660 was recorded, respectively. The net exchange difference was $(810,609). The estimated aggregate annual amortization expense for the five succeeding fiscal years is $2,259,321. The weighted-average amortization period in total is 15.3 years.

9.	Goodwill:

Goodwill is calculated as the excess of the acquisition price of MPC Capital over the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce, knowledge base, continued innovation, and non-contractual relationships. Goodwill included in the MPC Capital segment constitutes a premium paid by the Company over the fair value of the net assets of MPC Capital, which is attributable to anticipated benefits from MPC Capital’s unique position as an asset management company. The goodwill is not tax deductible.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Goodwill (continued):

The changes in the carrying amount of goodwill for the six-month period ended June 30, 2026 are as follows:

Balance as of December 31, 2025	$24,126,824
Net exchange differences during the period	(730,792)
Balance as of June 30, 2026	$23,396,032

In December 2025, the valuation processes related to the acquisition of MPC Capital were completed. The purchase price allocation has been finalized to reflect all facts and circumstances that existed as of the acquisition date.

10.	Equity method investments:

The Company holds investments in certain companies that are accounted for pursuant to the equity method. As of December 31, 2025 and June 30, 2026, the Company held the following ownership interests in the outstanding common stock of entities:

	Period Ended
	December 31, 2025		June 30, 2026
Equity method investments	Ownership interest	Carrying amount	Ownership interest	Carrying amount
Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG	50.0%	$20,249,258	50.0%	$18,951,538
BB Amstel B.V.	41.5%	8,348,495	41.5%	8,067,680
MPC Caribbean Clean Energy Limited, Barbados	22.2%	5,466,198	22.2%	5,227,063
Barber Ship Management Germany GmbH & Co. KG	50.0%	4,111,977	50.0%	3,941,425
BestShip GmbH & Cie. KG	50.0%	3,712,538	50.0%	4,022,830
Rio Jul Beteiligungs GmbH & Co. KG, Hamburg	39.3%	3,679,487	-	-
MPC Storm Maritime Opportunities GmbH & Co. KG	-	-	21.4%	3,055,431
Other (i)	-	4,477,887	-	3,002,349
Total	-	$50,045,840	-	$46,268,316

(i)
As at June 30, 2026, these investments represent ownership interests ranging from approximately 25.1% to 50.0% (December 31, 2025: 25.5% to 50.0%) in entities engaged primarily in holding and investing in maritime assets, including equity interests in vessel-owning companies. The entities are located in Germany and Norway.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity method investments (continued):

The equity method investments developed as follows during the six months ended June 30, 2026:

Balance as of December 31, 2025	$50,045,840
Acquisitions	3,150,494
Equity method result	(864,264)
Distributions	(5,702,697)
Transfers / Other	1,282,957
Net exchange differences during the period	(1,644,014)
Balance as of June 30, 2026	$46,268,316

In March 2026, the Company started investing in MPC Storm Maritime Opportunities GmbH & Co. KG, Hamburg (“MPC Storm”). In the six months ended June 30, 2026, the Company’s investment amounted to $3,055,431.  MPC Storm is an investment platform that will target opportunities in dry bulk, tanker, container and offshore shipping.

Distributions were received from the unwinding of the operational business in Rio Jul Beteiligungs GmbH & Co. KG, Hamburg ($2,806,526), Rio Kobe Beteiligungsgesellschaft mbH & Co. KG, Hamburg ($1,080,654), and Topeka MPC Maritime AS, Oslo / Norway ($1,815,517). These distributions were recognized as a return of capital, which consequently reduced the carrying amount of the respective investments.

As of December 31, 2025 and June 30, 2026, the Company also held the following ownership interests in the outstanding common stock of entities and for which the fair value option was elected:

	Period Ended
	December 31, 2025		June 30, 2026
Equity method investments measured at fair value	Ownership interest	Carrying amount	Ownership interest	Carrying amount
MPC Container Ships ASA	17.14%	$133,674,134	20.1%	$227,922,012
MPC Energy Solutions N.V.	20.5%	6,071,783	20.5%	6,347,377
Total		$139,745,917	-	$234,269,389

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity method investments (continued):

Equity method investments measured at fair value
Balance December 31, 2025	$139,745,917
First time consolidation (2)	23,155,175
Unrealized gain on equity method investments revalued at fair value at end of the period	69,600,528
Unrealized foreign exchange gain from equity method investments measured at fair value (1i)	7,409,798
Unrealized foreign exchange loss from equity method investments measured at fair value – OCI portion- (1ii)	(5,642,029)
Balance June 30, 2026	$234,269,389

(1)
The amount presented includes foreign exchange differences arising from (i) translation into the functional currency to reflect end-of-period exchange rates, with any gains or losses included in the unaudited interim condensed consolidated statements of comprehensive income, and (ii) translation of the accounts of foreign subsidiaries with non-USD functional currencies, with  the resulting cumulative translation adjustments recorded in Other Comprehensive Income (OCI) in the unaudited interim condensed consolidated statements of comprehensive income and accumulated in Accumulated Other Comprehensive Income (AOCI) within equity.

(2)
The investment in MPC CSI GmbH, which holds 16.68% of the investment in MPCC, was consolidated for the first time as of January 1, 2026, following the termination of a voting agreement between the Company and a third-party investor. As a result, 100% of the subsidiary’s investment in MPCC is reflected in the Company’s unaudited condensed consolidated balance sheet. The impact of the first-time consolidation in the amount of $23,155,175 is, therefore, solely attributable to non-controlling interests.

MPC CSI GmbH (“MPC CSI”) was established for the purpose of acquiring and holding equity interests in MPCC and managing such investment on behalf of its shareholders.

On January 1, 2026, the Company obtained a controlling financial interest in MPC CSI as a result of the termination of a voting agreement between the Company and a third-party shareholder in MPC CSI. Prior to the termination of the voting agreement, the Company held (directly and indirectly) 82.19% of the equity interest in MPC CSI but did not have a controlling financial interest. No additional equity interest was acquired and no consideration was transferred in connection with obtaining control. Accordingly, the Company consolidated MPC CSI as of January 1, 2026. At the date the Company obtained control, MPC CSI’s principal asset was its equity method investment in MPCC, for which the Company applies the fair value option, amounting to $130.0 million. The investment in MPCC continues to be accounted for as an equity method investment measured at fair value in the consolidated financial statements. However, following the initial consolidation, the Company reflects 100% of the equity method investment in MPCC.

The following table summarizes the fair values of the assets acquired and liabilities assumed at January 1, 2026:

Identifiable net assets
Equity method investments measured at fair value	$130,006,587
Net current assets	661,471
$130,668,058

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity method investments (continued):

The Company recognized a gain of $649,528 as a result of remeasuring its prior equity method investment before the initial consolidation. The gain is included in the line item “Other, net” in the unaudited interim condensed consolidated statements of comprehensive income.

As part of the pushdown accounting as discussed in Note 8 in the 2025 Annual Report, the fair value option was elected for MPC Container Ships ASA and MPC Energy Solutions N.V. For the six months ended June 30, 2025, a net loss in the amount of $25,077,549 is attributed to MPC Container Ships ASA and a net gain in the amount of $262,900 is associated with MPC Energy Solutions N.V.  For the six months ended June 30, 2026, a net gain in the amount of $ 69,385,123 is attributed to MPC Container Ships ASA and a net gain in the amount of $215,405 is associated with MPC Energy Solutions N.V. Both amounts are recorded in net loss / (gain) from equity method investments measured at fair value in the unaudited interim condensed consolidated statements of comprehensive income. Furthermore, as of June 30, 2025 and 2026, the Company received dividends amounting to $10,610,587  and $7,837,525 from MPC Container Ships ASA. The entire net gain / (loss) from equity method investments during the reporting periods is attributable to the fair value changes (Level 1) of these two entities.

For those equity method investments that are considered significant for the interim financial statements from the Company’s perspective, summarized consolidated financial information is provided below.

MPC Container Ships ASA (in thousands)	June 30, 2026
Current assets	$491,176
Non-current assets	1,045,894
Current liabilities	147,949
Non-current liabilities	388,243
Market value (June 30, 2026)	1,132,429
Revenue	235,837
Net income	110,197
Total comprehensive income	$110,522

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited condensed consolidated balance sheets of December 31, 2025 and June 30, 2026, is analyzed as follows:

	Period Ended
Loan facilities	December 31, 2025	June 30, 2026
$50.0 Million Term Loan Facility (a)	50,000,000	25,800,000
€5.0 Million Term Loan	4,705,240	3,992,380
€16.2 Million Term Loan	15,155,723	14,302,977
€1.72 Million Term Loan	1,736,708	1,636,714
Total long-term debt	$71,597,671	$45,732,071
Less: Deferred financing costs	(967,454)	(451,183)
Total long-term debt, net of deferred finance costs	$70,630,217	$45,280,888

Presented:
Current portion of long-term debt	$5,886,012	$4,058,990
Less: Current portion of deferred finance costs	(248,392)	(131,682)
Current portion of long-term debt, net of deferred finance costs	$5,637,620	$3,927,308

Non-Current portion of long-term debt	65,711,659	41,673,081
Less: Non-Current portion of deferred finance costs	(719,062)	(319,501)
Non-Current portion of long-term debt, net of deferred finance costs	$64,992,597	$41,353,580

Details of the Company’s senior secured credit facilities are discussed in Note 12 to the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report, and are supplemented by the below new activities within the six-month period ended June 30, 2026.

a.    $50.0 Million Term Loan Facility

On June 30, 2026, the Company voluntarily prepaid $22.3 million of the outstanding principal under the $50.0 million sustainability-linked senior term loan facility dated October 13, 2025, with Alpha Bank S.A., which is secured by four dry bulk vessels. Following the prepayment, the outstanding principal balance under the facility was $25.8 million. The facility’s repayment schedule was adjusted accordingly.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Long-Term Debt (continued):

The annual principal payments for the Company’s outstanding debt arrangements as of June 30, 2026, required to be made after the balance sheet date, are as follows:

Twelve-month period ending June 30,	Amount
2027	$4,313,054
2028	4,313,054
2029	4,313,054
2030	3,742,714
2031 and thereafter	30,769,519
Total long-term debt	$47,451,395
Less: unamortized debt discount	(1,719,324)
Less: current portion of long-term debt	(4,058,990)
Long-term debt, non-current	$41,673,081

The weighted average interest rate on the Company’s long-term debt for the six months ended June 30, 2026, was 1.64%.

Total interest incurred on long-term debt for the six months ended June 30, 2025 and 2026 amounted to $0.3 million and $0.5 million, respectively, and is included in Interest and finance costs (Note 23) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

(b)	Financial Liabilities

The amount of financial liabilities shown in the accompanying unaudited condensed consolidated balance sheets of December 31, 2025 and June 30, 2026, is analyzed as follows:

	Period Ended
Financial Liabilities	December 31, 2025	June 30, 2026
M/V Magic Thunder Sale and Leaseback	$13,981,920	$13,150,180
M/V Magic Perseus Sale and Leaseback	—	14,896,634
Total long-term financial liabilities	$13,981,920	$28,046,814
Less: Deferred financing costs	(386,160)	(754,371)
Total long‐term financial liabilities, net of deferred finance costs	$13,595,760	$27,292,443

Presented:
Current portion of long-term financial liabilities	$1,668,050	$3,086,440
Less: Current portion of deferred finance costs	(119,060)	(217,901)
Current portion of long‐term financial liabilities, net of deferred finance costs	$1,548,990	$2,868,539

Non-Current portion of long‐term financial liabilities	12,313,870	24,960,374
Less: Non-Current portion of deferred finance costs	(267,100)	(536,470)
Non-Current portion of long‐term financial liabilities, net of deferred finance costs	$12,046,770	$24,423,904

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Long-Term Debt (continued):

Details of the Company’s other financial liabilities are discussed in Note 12 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on April 15, 2026.

As of June 30, 2026, the Company had two sale and leaseback arrangements with unaffiliated Japanese counterparties relating to the M/V Magic Thunder and M/V Magic Perseus. The Company determined that, under ASC 842-40 Sale and Leaseback Transactions, both vessel transactions are failed sales and, consequently, the assets were not derecognized from the financial statements and the proceeds from the sale of the vessels were accounted for as financial liabilities. As of June 30, 2026, the weighted average remaining lease term was approximately 7.6 years and the weighted average effective interest rate was 5.82%.

Total interest incurred on financial liabilities for the six months ended June 30, 2025 and 2026 amounted to $0 and $0.8 million, respectively, and is included in Interest and finance costs (Note 23) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of June 30, 2026, and throughout the term of the leases, the Company has annual financial liabilities as shown in the table below:

Twelve-month period ending June 30,	Amount
2027	$3,086,440
2028	3,094,896
2029	3,086,440
2030	3,086,440
2031 and thereafter	15,692,598
Total long-term financial liabilities	$28,046,814

12.	Investment in equity securities/Equity Investments:

(a)   Investment in equity securities with readily determinable fair values

A summary of the movement in listed equity securities for the six months ended June 30, 2026 is presented in the table below:

Equity securities
Balance December 31, 2025	$27,759,775
Proceeds from sale of equity securities	(34,506,485)
Realized gain on sale of equity securities	9,059,011
Unrealized loss on equity securities revalued at fair value at end of the period	(1,141,892)
Balance June 30, 2026	$1,170,409

In the six-month periods ended June 30, 2025, and 2026, the Company received dividends of $1,127,481, and $842,022, respectively, from its investments in listed equity securities.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Investment in equity securities/Equity Investments (continued):

(b)   Equity investments without readily determinable fair values
A summary of the movement in equity investments without readily determinable fair values for the six months ended June 30, 2026 is presented in the table below:

Equity securities
Balance December 31, 2025	$9,932,222
Equity investments transferred	(735,187)
Equity investments purchased	394,419
Proceeds from sale of equity securities	(156,345)
Distributions	(1,772,777)
Impairment loss	(69,829)
Unrealized foreign exchange gain/loss	(261,060)
Balance June 30, 2026	$7,331,443

The Company transferred its investment in MPC Münchmeyer Petersen IT Services GmbH, Hamburg to equity method investments, in the amount of $715,278 as the Company increased its equity investment in the investee to 50%.

Distributions were received following the dissolution of MPC European Clean Energy S.A. in the amount of $1,287,110 and an equity re-balancing measure of MPC OSE Offshore K/S, Esbjerg / Denmark in the amount of $485,667.

In the six-month periods ended June 30, 2025, and 2026, the Company received dividends of $1,069,235, and $118,546, respectively, from its equity investments without readily determinable fair values.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Investment in debt securities:

As of December 31, 2025, and June 30, 2026, the Company’s investment in debt securities amounted to $1,304,924 and $3,311,855, respectively, and is presented in the accompanying unaudited condensed consolidated balance sheets as current or non-current based on the investment’s classification. Held-to-maturity investments, comprising corporate bonds with maturities greater than twelve months, are classified as non-current. Trading debt securities, consisting of corporate bonds, are classified as current and may be sold when the Company deems it appropriate based on profitability and liquidity requirements.

The maturity schedule of the outstanding investments in debt securities that are classified as held-to-maturity as of June 30, 2026, is as follows:

Maturity date	Carrying amount	Fair value	Unrealized gains
Due within 1 year	$2,003,103	$2,006,970	$3,867
Due in 1-5 years	750,000	765,000	15,000
Due in 5-10 years	—	—	—
Total	$2,753,103	$2,771,970	$18,867

Current investments in debt securities held to maturity include $2.0 million of foreign-currency-denominated securities. During the six months ended June 30, 2026, the Company recognized a foreign exchange loss of $61,735 related to currency fluctuations.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Investment in debt securities (continued):

No allowance for credit losses was deemed necessary on these investments as of June 30, 2026.
The following table presents the carrying amount and unrealized gains of trading debt securities as of June 30, 2026:

Balance June 30, 2026	Carrying amount	Unrealized Gains
Trading debt securities	$558,752	$3,829
Total	$558,752	$3,829

14.	Equity Capital Structure:

Under the Company’s Articles of Incorporation, as amended, the Company’s authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares.

Mezzanine equity:

5.00% SERIES D CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED SHARES

On August 7, 2023, the Company agreed to issue 50,000 Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share, to Toro for aggregate consideration of $50.0 million in cash. On December 12, 2024, the Company agreed to issue an additional 50,000 Series D Preferred Shares for an aggregate consideration of $50.0 million in cash. Details of the Company’s Series D Preferred Shares are discussed in Note 15 to the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

The Company uses an effective interest rate of 10.24% over the expected life of the Series D Preferred Shares being nine years, which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amount accreted in the six months ended June 30, 2026, was $1,620,049 and is presented as ‘Deemed dividend on Series D Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of June 30, 2026, the net value of Mezzanine Equity amounted to $82,334,124, including the amount of $1,620,049 of deemed dividend on the Series D Preferred Shares in the six months ended June 30, 2026, and is separately presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. During the six months ended June 30, 2026, the Company paid to Toro a dividend amounting to $2,500,000 on the Series D Preferred Shares for the periods from October 15, 2025 to January 14, 2026 and from January 15, 2026 to April 14, 2026, and the accrued amount for the period from April 15, 2026 to June 30, 2026 (included in the dividend period ended July 14, 2026) amounted to $1,069,444.

Accumulated other comprehensive income

Accumulated Other Comprehensive Income (AOCI) consists of foreign currency translation amounts that relate to accumulated foreign currency gains / losses as a result of translation of the financial statements into U.S. dollars as the presentation currency. In addition, the AOCI includes the effective portion of the gain or loss on the hedging instrument that will be reclassified into earnings when the hedged transaction affects earnings.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Equity Capital Structure (continued):

Non-controlling interests

Non-controlling interests (NCI) represent ownership stakes in subsidiaries that are less than 100% owned. Changes in NCI during the reporting period are due to allocation of the consolidated income statement and other comprehensive income between the parent company and the NCI. The investment in MPC CSI GmbH, formerly classified as an equity-method investment, was consolidated for the first time as of January 1, 2026 following the termination of a voting agreement between the Company and non-controlling interests. As non-controlling interests hold 17.81% in MPC CSI GmbH, the Company recorded a first-time consolidation effect of $23,167,118.

Furthermore, during the six months ended June 30, 2026, the Company consolidated its subsidiary Parque Solar La Perla, Sociedad Anónima de Capital Variable for the first time. The Company’s ownership amounts to 54.90%, while non-controlling interests hold 45.10%. The resulting first-time consolidation impact attributable to non-controlling interests totals $261,482.

During the six months ended June 30, 2026, the Company also recorded a net amount of $80,570 in transactions with noncontrolling interests, comprising: (i) a distribution of $1,100,742 paid in cash by MPC CSI GmbH to its noncontrolling interest holder, representing that entity's share of dividends received by MPC CSI GmbH from its investment in MPCC, reflected within "Transactions with non-controlling interest" in the unaudited interim consolidated statement of cash flows for the six months ended June 30, 2026; and (ii) a capital contribution of $1,020,172 from minority shareholders relating to a project to develop and construct a solar power facility in Central America, which had not yet been received in cash as of June 30, 2026.

15.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, accounts receivable trade, net, accrued charter revenue, investments in equity securities, investments in debt securities, equity investments, an investment in related party, derivative assets and amounts due from related party/(ies). The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, amounts due to related party/(ies), derivative liabilities, long-term debt and financial liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies), accrued charter revenue, accounts payable and accrued liabilities: The carrying values reported in the accompanying unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. Amounts due from and to related parties, accounts receivable trade, net, accrued charter revenue, accounts payable and accrued liabilities are considered Level 2 items of the fair value hierarchy.

Investment in equity securities: The carrying value reported in the accompanying unaudited condensed consolidated balance sheets for this financial instrument represents its fair value and is considered a Level 1 item of the fair value hierarchy as it is determined through quoted prices in an active market.

Investment in debt securities: The carrying amounts of investments in debt securities presented in the accompanying unaudited condensed consolidated balance sheets are reported at amortized cost for securities classified as held-to-maturity and at fair value for securities classified as trading. The fair value of the investment in debt securities (Note 13), is determined through Level 1 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as it is determined through quoted prices in an active market.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Financial Instruments and Fair Value Disclosures (continued):

The fair value of the Company’s investment in debt securities at June 30, 2026 is as follows:

	Carrying amount	Fair value
Held to maturity debt securities	$2,753,103	$2,771,970
Trading debt securities	558,752	558,752
Total	$3,311,855	$3,330,722

Equity investments: The Company, through its majority-owned subsidiary MPC Capital, holds minority interests in entities that invest in vessels and renewable energy assets. If a quoted market price in an active market is not available, generally, net asset value (“NAV”) is applied, if applicable, as permitted under ASC 820. The NAV is determined based on third-party valuations of the underlying assets. These valuations typically employ income-based and market-based approaches, depending on the asset type. These investments are generally illiquid and the Company has no redemption rights. A sale of the investments is considered unlikely. While there is no active market for the Company’s ownership interests and NAV may not be immediately realizable through a sale of the shares, it is expected that the proceeds from the eventual sale of the underlying assets held by the investee entities will approximate the NAV attributed to the Company’s ownership interest. The fair value of the investment as of June 30, 2026, is considered to be equal to its carrying amount. As of June 30, 2025 and 2026, $0 and $69,829 of impairment losses were recognized, respectively, and are included in ‘Gain / (loss) on equity securities’ in the unaudited interim condensed consolidated statements of comprehensive income. The recorded impairment loss in the amount of $69,829 is attributable to the unwinding of investment structures.

Long-term debt and financial liabilities: The credit facilities discussed in Note 11 include both variable and fixed-rate loans. Variable-rate loans have a recorded value that is a reasonable estimate of their fair value due to their interest rates and are thus considered Level 2 items in accordance with the fair value hierarchy as EURIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans. The carrying value of financial liabilities with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the financial liabilities bear interest at floating interest rates.

Two of the term loans carry a fixed interest rate until 2032 and a variable interest rate based on EURIBOR thereafter. These were subject to fair value measurement as part of the acquisition price allocation and only minor changes in the market interest rates during the reporting period occurred. Their carrying amount is a reasonable estimate of the fair value.

Investment in related party: Investment in related party is initially measured at fair value which is deemed to be the cost, and subsequently assessed for the existence of any observable market for the Series A Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. Based on the Company’s assessment, no such case was identified as at June 30, 2026.

Derivative contracts – recurring measurements
The Company enters into forward and options agreements to hedge against foreign currency risks. Furthermore, the Company entered into interest rate swaps to mitigate the interest rate risk arising from variable interest rates on long-term debt. As of December 31, 2025 and June 30, 2026, derivatives can be analyzed as follows:

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Financial Instruments and Fair Value Disclosures (continued):

		Period ended June 30, 2026
		Derivatives assets		Derivatives liabilities
	Location	Fair value	Nominal value	Fair value	Nominal value
Hedge accounting
Foreign exchange forwards & options	Current	$—	$—	$83,669	$5,825,450
Economic hedging
Foreign exchange forwards & options	Current	466,748	14,257,402	529,202	20,182,352
Interest rate swaps	Non-current assets	572,093	11,779,089	—	—
Total		$1,038,841	$26,036,491	$612,871	$26,007,802

		Year ended December 31, 2025
		Derivatives assets		Derivatives liabilities
	Location	Fair value	Nominal value	Fair value	Nominal value
Hedge accounting
Foreign exchange forwards & options	Current	$235,260	$8,214,496	$—	$—
Economic hedging
Foreign exchange forwards & options	Current	310,370	16,815,826	185,327	5,264,389
Interest rate swaps	Non-current assets	710,802	12,147,018	—	—
Total		$1,256,432	$37,177,340	$185,327	$5,264,389

All of the derivative assets and liabilities are measured at fair value classified in Level 2 within the fair value hierarchy. Economic hedging refers to the use of derivatives to mitigate risk without applying hedge accounting. The amount reported in accumulated other comprehensive income at the reporting date will be reclassified into earnings within the next 12 months. During the six months ended June 30, 2025 and 2026, the following realized and unrealized gains and losses were recognized:

Realized and unrealized gains and losses	Period ended June 30, 2025	Period ended June 30, 2026
Realized gains and losses	$144,766	$168,834
Foreign exchange forwards & options	144,766	168,834
Unrealized gains and losses	44,584	51,253
Foreign exchange forwards & options	29,901	34,494
Interest rate swaps	14,682	16,759
Total gain/(loss)	$189,350	$220,087

Realized and unrealized gains and losses on foreign exchange forwards & options are included in Foreign exchange gains/(losses) in the unaudited interim condensed consolidated statement of comprehensive income. The unrealized gain on interest rate swaps is included in “Other, net” in the accompanying unaudited interim condensed consolidated statement of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Financial Instruments and Fair Value Disclosures (continued):

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

16.	Leases

The Company has entered into non-cancellable operating leases for offices and vehicles. Lease cost recognized in the Company’s unaudited interim condensed consolidated statements of income is summarized as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2026
Operating lease costs	$659,230	$686,563
Total lease cost:	$659,230	$686,563

Cash paid for operating leases amounted to $659,230 and $686,563 for the six months ended June 30, 2025 and 2026, respectively.

Other information about lease amounts recognized in the unaudited interim consolidated financial statements, as of June 30, 2026) is as follows:

Weighted-average remaining lease term – 5.15 years
Weighted-average discount rate – 2.26%

The following table depicts the undiscounted cashflow on an annual basis of each of the next five years and the sum for all the years thereafter:

Period ended June 30, 2026
1 year	$1,317,670
1-2 years	1,304,628
2-3 years	1,284,643
3-4 years	1,269,159
4-5 years	1,269,159
5+ years	634,580
Total undiscounted cashflow	7,079,839
Interest	(403,694)
Lease Liability as of June 30, 2026	$6,676,145
Thereof current lease liability as of June 30, 2026	1,184,457
Thereof non-current lease liability as of June 30, 2026	5,491,688

The Company subleases parts of its offices. The income received during the six months ended June 30, 2025 and 2026 amounts to $0.5 million in each period, and is included in “Revenue from services” in the unaudited interim condensed consolidated statement of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements (except as discussed under Note 17(b)).

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)   Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of June 30, 2026. Non-cancelable time charter contracts include both fixed-rate time charters and charters linked to the Baltic Dry Index (“BDI”). For index-linked contracts, contracted lease payments have been calculated using the BDI-linked rate as measured at the commencement date.

In addition, certain of the variable-rate contracts have the option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for that period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.

Twelve-month period ending June 30,	Amount
2027	$30,860,021
2028	4,883,629
Total	$35,743,650

For lease commitments, refer to Note 16.

In addition, the Company has payment commitments of $2.4 million for the use of land related to Energiepark Heringen-Philippsthal WP HP GmbH & Co. KG.

(b)   Contingencies

The Company recognized provisions in the amount of approximately $2.7 million and $2.5 million as of December 31, 2025 and June 30, 2026, respectively, for various circumstances involving uncertainty if it was probable that an outflow of resources will be required to settle the obligations and the amount of the losses was reasonably estimable.

Additionally, the Company recognized $2.9 million and $2.2 million as of December 31, 2025 and June 30, 2026, respectively, for possible losses with respect to disputes, including legal proceedings, primarily concerning potential prospectus errors for closed-end funds placed by the Company in the past that could have a causal effect on the individual investor’s decision.

The amounts are included in ‘Accrued liabilities’ in the accompanying unaudited condensed consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
18.	Earnings Per Common Share:

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income.

For the six months ended June 30, 2025 and 2026, the effect of the warrants outstanding during each such period and as of each such date, would be antidilutive; hence, the warrants were excluded from the computation of diluted earnings per share. For the purpose of calculating diluted earnings per common share for the six months ended June 30, 2025 and 2026, the weighted average number of diluted shares outstanding includes the conversion of outstanding Series D Preferred Shares (Note 14) calculated with the “if converted” method by using the average closing market price over the reporting period from January 1, 2025 to June 30, 2025 and from January 1, 2026 to June 30, 2026, respectively. In addition, MPC Capital, a subsidiary of the Company, has granted share-based compensation to certain members of key management (Note 25). The dilutive effect of these awards is reflected in diluted earnings per share using the treasury stock method. Furthermore, potential common shares issued by MPC Capital are included in the determination of diluted earnings per share through their impact on MPC Capital’s diluted earnings, which are incorporated into the consolidated results based on the Company’s ownership interest in MPC Capital. If there is a loss, diluted EPS is computed in the same manner as basic EPS is computed. Thus, for the six months period ended June 30, 2025, the inclusion of the potential common shares from the conversion of outstanding Series D Preferred Shares (calculated with the “if converted” method) in diluted EPS would have an antidilutive effect, and therefore basic EPS and diluted EPS are the same.

The components of the calculation of basic and diluted earnings per common share are as follows:

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Net income / (loss), net of taxes	$(17,008,587)	$96,030,327
Less: Net (income) / loss attributable to non-controlling interest in subsidiaries	3,191,062	(30,550,611)
Net income / (loss) attributable to Castor Maritime Inc.	$(13,817,525)	$65,479,716
Less: Dividend on Series D Preferred Shares	(2,513,889)	(2,500,000)
Less: Deemed dividend on Series D Preferred Shares	(1,451,187)	(1,620,049)
Net income / (loss) available to common shareholders, basic	(17,782,601)	61,359,667
Dividend on Series D Preferred Shares	2,513,889	2,500,000
Deemed dividend on Series D Preferred Shares	1,451,187	1,620,049
Effect of subsidiary share based expense on diluted EPS	—	(303,605)
Net income / (loss) attributable to common shareholders, diluted	(13,817,525)	65,176,111

Weighted average number of common shares outstanding, basic	9,662,354	9,662,354
Effect of dilutive shares	—	48,512,730
Weighted average number of common shares outstanding, diluted	9,662,354	58,175,084

Earnings / (loss) per common share, basic	$(1.84)	$6.35
Earnings / (loss) per common share, diluted	$(1.84)	$1.12

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
19.	Revenues

(a)   Vessel Revenues:

The following table includes the vessel revenues earned by the Company by type of contract (time charters and pool agreements) in each of the six months ended June 30, 2025, and 2026, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Time charter revenues	$20,213,839	$24,340,327
Pool revenues	1,268,428	2,503,224
Total Vessel revenues	$21,482,267	$26,843,551

The Company generates its revenues from time charters and pool arrangements.

The Company typically enters into fixed rate or index-linked rate charters with an option to convert to fixed rate time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed below. Time charter agreements may have extension options ranging from months, to, sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

From time to time, the Company’s dry bulk vessels are fixed on period charter contracts with the rate of daily hire linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange. Such contracts also carry an option for the Company to convert the index-linked rate to a fixed rate for a minimum period of three months and up to the maximum remaining duration of the charter contract, according to the average of the forward freight agreement curve of the respective Baltic index for the desired period, at the time of conversion. The index-linked contracts with conversion clause provide flexibility and allow the Company to either enjoy exposure in the spot market, when the rate is floating, or to secure foreseeable cash flow when the rate has been converted to fixed over a certain period.

The Company employs certain of its vessels in pools. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing them between the pool participants based on the terms of the pool agreement. The Company typically enters into pool arrangements for a minimum period of six months, subject to certain rights of suspension and/or early termination.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
19.	Revenues (continued):

(b)   Revenue from services

The following table represents a disaggregation of revenue from contracts with customers by type of service:

	Six months ended June 30, 2025	Six months ended June 30, 2026
Ship Management	$7,718,334	$10,196,740
Management Services	4,044,698	3,937,338
Transaction Services	3,351,292	4,278,071
Other Revenue	1,689,221	1,569,686
Total Revenue from services	$16,803,545	$19,981,835

The following table represents a geographical disaggregation of revenue from services:

	Six months ended June 30, 2025	Six months ended June 30, 2026
Germany	$12,574,925	$15,942,437
The Netherlands	1,056,963	848,151
China (Hong Kong)	2,046,150	2,251,055
Singapore	497,223	526,735
Panama	592,486	413,457
Colombia	35,798	—
Total revenue from services	$16,803,545	$19,981,835

20.	Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2025	2026
Crew & crew related costs	5,654,200	4,568,363
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	2,268,704	2,208,928
Lubricants	574,227	544,335
Insurances	901,070	702,684
Tonnage taxes	246,951	197,718
Other	599,572	472,238
Total Vessel operating expenses	$10,244,724	$8,694,266

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
20.	Vessel Operating Expenses and Voyage Expenses (continued):

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2025	2026
Brokerage commissions	140,953	141,644
Brokerage commissions - related party	746,633	902,631
Port & other expenses	675,237	963,941
Bunkers consumption	185,973	47,593
Loss on bunkers	28,021	—
Total Voyage expenses	$1,776,817	$2,055,809

21.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Non-executive directors’ compensation	$63,000	$63,000
Director fees (subsidiaries)	98,317	139,984
Audit fees	959,129	528,455
Professional fees and other expenses	3,684,680	2,929,760
Personnel expenses	2,134,402	2,300,130
Office and IT expenses (including rent)	844,593	759,500
Share based compensation	115,044	125,430
Administration fees-related party (Note 3(a))	1,648,570	1,691,764
Total	$9,547,735	$8,538,023

22.	Cost of revenue from services:

Cost of revenue from services includes the following:

	Six months ended June 30, 2025	Six months ended June 30, 2026
Personnel expenses	$6,503,679	$8,156,810
Rental expenses	824,015	889,673
Purchased services	597,676	351,994
Commissions (including $0, and $418,232 to related party for the six months ended June 30, 2025, and 2026, respectively, Note 3(a))	395,625	2,267,390
Other expenses	2,183,586	2,343,784
Total cost of revenue from services	$10,504,581	$14,009,651

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
23.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Interest on long-term debt (including financial liabilities)	$293,527	$1,278,775
Interest on long-term debt – related party (Note 3 (e))	1,771,836	—
Amortization and write-off of deferred finance charges	108,215	629,815
Other finance charges (including $493,992, and $345,065 to related parties for the six months ended June 30, 2025, and 2026, respectively, Note 3(a))	1,020,543	762,575
Total	$3,194,121	$2,671,165

24.	Income Taxes:

Castor and certain of its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands but are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

Moreover, details of the Company’s U.S. source gross transportation income tax are discussed in Note 25 to the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report. For the six months ended June 30, 2025, and 2026, the Company recorded a provision of $2,823 and $23,962 for U.S. source gross transportation income tax, included in “Income taxes”, in the accompanying condensed consolidated interim statements of comprehensive income.

Income Taxes relating to MPC Capital

During the reporting period, the income before taxes for the asset management segment of the Company is mostly generated in Germany.

A summary of the provision for income taxes is as follows:

	December 31, 2025	June 30, 2026
Corporate Income tax	$1,272,361	$1,124,205
Trade tax	2,059,361	2,656,912
Other	146,615	139,868
Total provision for income taxes	$3,478,337	$3,920,985

The income tax receivable on the face of the unaudited condensed consolidated balance sheet is primarily due to refundable withholding taxes on profit distributions in the amount of $15,175,564.

The significant components of income tax expenses are as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2026
Current tax expense (or benefit)	$972,878	$480,772
Deferred tax expense (or benefit)	(373,568)	1,677,938
Total income tax expense	$599,310	$2,158,710

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

24.	Income Taxes (continued):

The income tax expense (or benefit) is disaggregated as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2026
Federal (CIT)	$(274,297)	$130,458
State and Local (TT)	633,122	1,748,535
Foreign	262,295	270,350
Other	(21,810)	9,367
Total income tax expense	$599,310	$2,158,710

The local income taxes relate mainly to the Free and Hanseatic City of Hamburg, one of the federal states of the Federal Republic of Germany.

Effective Income Tax Rate Reconciliation

A reconciliation of the German statutory income tax rate to the actual effective income tax rate is provided below:

	Six months ended June 30, 2026
	%	$
German statutory Corporate Income tax rate	15.83	$11,287,657
State and local income tax	2.45	1,748,535
Foreign tax effects	(0.27)	(194,839)
Changes in valuation allowances	(0.42)	(298,190)
Nontaxable or nondeductible items	(13.47)	(9,607,335)
Adjustments to prior year tax estimates	(0.88)	(624,173)
Other	(0.21)	(152,945)
Effective income tax rate	3.03	$2,158,710

State and local income taxes resulting from trade tax are mainly levied by the Free and Hanseatic City of Hamburg.

Tax nontaxable items are related to dividend payments and capital gains from corporate companies which are in principle not subject to taxation.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

24.	Income Taxes (continued):

Deferred Taxes
The significant components of the Company’s deferred tax account balances relate to temporary differences and are as follows:

	December 31, 2025	June 30, 2026
Deferred tax assets
Receivables due from related parties	$2,004,466	$679,439
Intangible assets	2,813,526	2,489,993
Right of use assets	2,237,527	2,013,859
Provisions	1,126,281	1,098,644
Loss carrying forwards	2,329,454	6,538,586
Prepaid expenses and other assets	785,355	789,036
Other	120,166	282,149
Total deferred tax assets	11,416,775	13,891,706
Valuation allowances	(3,541,310)	(6,890,887)
Deferred tax assets, net of valuation allowances	7,875,465	7,000,819
Offsetting	(5,276,138)	(5,088,432)
Deferred tax assets, net of valuation allowances per balance sheet	$2,599,327	$1,912,387

Deferred tax liabilities
Property, plant and equipment	$243,713	$133,747
Equity instrument investments	6,583,988	5,402,222
Intangible assets	5,867,921	7,741,426
Lease liabilities	2,237,527	2,013,859
Long-term debt	515,900	577,924
Other	423,319	347,905
Total deferred tax liabilities	15,872,368	16,217,083
Offsetting	(5,276,138)	(5,088,432)
Deferred tax liabilities per balance sheet	$10,596,230	$11,128,651

Net deferred tax liabilities	$7,996,903	$9,216,264

Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in the Company’s consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge from the tax authorities.

The Company files income tax returns in Germany, the Netherlands, Panama and Colombia and is subject to examinations by tax authorities. The Company believes that its income tax reserves are adequately maintained. However, the final determination of the Company tax returns, if audited, is uncertain and therefore there is a possibility for a change of the Company`s estimate in the future. There were no unrecognized tax benefits as of June 30, 2025 and 2026, and there were no changes in the reporting periods. The Company accrues interest and penalties related to underpayment of income taxes within the provision for income taxes.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
25.	Share-based compensation

The options were granted to management and key employees of MPC Capital in 2024 and are subject to market and performance conditions as well as a service condition of four years. The remaining term of the options granted is derived from the contractual terms and the grant date of the options. The risk-free rate for periods within the contractual life of the option is based on zero-coupon bond risk-free rates generated using the Svensson model and yield curve data provided by the German Central Bank in effect at the time of grant. The grant-date fair value was $2.25 per option.

Long-term incentive program
Expected volatility	43.21%
Expected dividend yield	6.6%
Expected term (in years)	4.5
Risk-free rate	2.5%

Options	Number of options (in thousands)	Weighted average exercise price (Euro)	Weighted average remaining contractual term (Years)	Aggregate intrinsic value (USD, in thousands)
Outstanding at January 1, 2026	440	1
Granted	—	1
Exercised	—	1
Forfeited or expired	—	1
Outstanding at June 30, 2026	440	1	3.0	$2,148
Exercisable at June 30, 2026	—	—	—	—

As of June 30, 2026, there was $502,248 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the employee share option agreements of MPC Capital. That cost is expected to be recognized over a weighted-average period of 2.0 years. For the six months ended June 30, 2025 and 2026, the Company recognized expenses in the amounts of $115,044 and $125,430, respectively, in the unaudited interim consolidated statement of comprehensive income and also has affected noncontrolling interests in the Company’s unaudited condensed consolidated statement of shareholders’ equity. No options were exercised, and no cash was paid out during the reporting period.

26.	Segment Information:

The Company has determined that it operates in three reportable segments: (i) the dry bulk segment, (ii) the containership segment and (iii) the asset management segment. These reportable segments reflect the Company’s internal organization and the way its chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, and segment operating income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of dry bulk cargoes and containerized cargoes has different characteristics, and the nature of trade, trading routes, charterers and cargo handling differ in important respects. MPC Capital provides asset management services and it does not have similar economic characteristics to the other two segments. The Company does not disclose geographic information relating to its dry bulk and container ship segments because when it charters a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For the asset management disclosure of geographic information, refer to Note 19.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
26.	Segment Information (continued):

The table below presents information about the Company’s reportable segments as of and for the six months ended June 30, 2025, and 2026. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements.

	Six months ended June 30, 2025				Six months ended June 30, 2026
	Dry bulk segment	Containership segment	Asset management segment	Total	Dry bulk segment	Containership segment	Asset management segment	Total
- Vessel revenues	$15,312,143	$6,170,124	$—	$21,482,267	$21,580,347	$5,263,204	$—	$26,843,551
- Revenue from services	—	—	16,803,545	16,803,545	—	—	19,981,835	19,981,835
Total revenues	$15,312,143	$6,170,124	$16,803,545	$38,285,812	$21,580,347	$5,263,204	$19,981,835	$46,825,386
Voyage expenses (including charges from related party)	(1,341,234)	(435,583)	—	(1,776,817)	(1,295,820)	(759,989)	—	(2,055,809)
Vessel operating expenses	(8,387,369)	(1,857,355)	—	(10,244,724)	(7,818,489)	(875,777)	—	(8,694,266)
Cost of revenue from services (exclusive of depreciation and amortization shown separately below)	—	—	(10,504,581)	(10,504,581)	—	—	(14,009,651)	(14,009,651)
Management fees to related parties	(1,953,033)	(335,610)	—	(2,288,643)	(1,579,960)	(205,964)	—	(1,785,924)
Depreciation and amortization	(4,778,984)	(724,256)	(1,149,915)	(6,653,155)	(5,008,668)	(727,473)	(1,865,608)	(7,601,749)
(Provision)/ recovery of provision for doubtful accounts	—	—	(15,459)	(15,459)	—	—	75,908	75,908
General and administrative expenses (1)	—	—	(5,305,768)	(5,305,768)	—	—	(5,102,531)	(5,102,531)
Net gain / (loss) on sale of vessels	(2,082,412)	80,766	—	(2,001,646)	—	—	—	—
Loss on vessels held for sale	(5,554,777)	—	—	(5,554,777)	—	—	—	—
Net gain on disposition of assets	—	—	410,099	410,099	—	—	346	346
Net gain / (loss) from equity method investments	—	—	441,493	441,493	—	—	(864,264)	(864,264)
Net (loss) / gain from equity method investments measured at fair value	—	—	(25,430,461)	(25,430,461)	—	—	57,601,559	57,601,559
Segments operating income/(loss)	$(8,785,666)	$2,898,086	$(24,751,047)	$(30,638,627)	$5,877,410	$2,694,001	$55,817,594	$64,389,005
Interest and finance costs				(431,125)				(2,040,601)
Interest income				587,209				907,815
Foreign exchange (loss) / gain				(1,301,795)				7,163,330
Unallocated net gain from equity method investments at fair value				615,812				11,998,969
Unallocated corporate general and administrative expenses (1)				(4,241,967)				(3,435,492)
Corporate Interest and finance costs				(2,762,996)				(630,564)
Corporate Interest income				422,238				761,265
Corporate exchange (losses)/ gains				162,197				(65,039)
Dividend income on equity securities				2,196,716				960,568
Dividend income from related party				703,889				700,000
Dividend income from equity method investments measured at fair value (related party) (2)				10,610,587				7,837,525
Gains on equity securities				5,457,774				7,847,290
Gains on debt securities				—				3,829
Other net				2,213,634				1,815,099
Net income / (loss), before taxes				$(16,406,454)				$98,212,999

(1)
In accordance with ASC 280 Segment Reporting, the Company has included general and administrative expenses as a separately disclosed expense line item within the asset management segment. General and administrative expenses of MPC Capital are directly attributable to, and incurred solely in connection with, the operations of the asset management segment and do not include any allocated or shared corporate expenses. These expenses represent a significant component of the asset management segment’s operating results and are regularly provided to and reviewed by the CODM in assessing segment performance and making resource allocation decisions. General and administrative expenses of the asset management segment were not separately disclosed in prior periods as the amounts were not considered significant. As they have become significant to the asset management segment in the year ended December 31, 2025, the Company has elected to present this expense category separately. In accordance with ASC 280-10-50-29, comparative segment information for the six months ended June 30, 2025 has been recast to conform to the current year presentation. The recast of the comparative period did not result in any change to previously reported assets, or consolidated results.

(2)
The CODM evaluates the performance of each operating segment using segment operating income as the primary measure of profitability. In addition to the metrics that comprise segment operating income, the CODM also currently reviews dividend income from equity method investments measured at fair value in connection with the assessment of the asset management segment’s performance, which amounted to $9,956,652 for the six-months ended June 30, 2025 and $6,463,656 for the six-months ended June 30, 2026. Such dividend income is not included in the measure of segment operating income but is considered by the CODM as supplemental information when allocating resources and evaluating the results of the asset management segment.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
26.	Segment Information (continued):

A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2025 and June 30, 2026, is as follows:

	As of December 31, 2025	As of June 30, 2026
Dry bulk segment	$164,200,986	$241,520,794
Containership segment	16,926,037	15,561,563
Asset management segment	331,442,985	408,269,076
Cash and cash equivalents (1)	110,624,550	64,380,691
Prepaid expenses and other assets (1)	174,163,883	161,544,543
Total consolidated assets	$797,358,441	$891,276,667

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim consolidated financial statements.

27.	Subsequent Events:

(a)
On July 22, 2026, the Company entered into an agreement to establish a joint venture (the “Joint Venture”) with third-party investors.  The Joint Venture was established to acquire, own and operate the M/V Magic Starlight, a 2015-built Kamsarmax bulk carrier vessel owned by the Company (the “Vessel”). The Company has contributed the Vessel to the Joint Venture in exchange for a 30% equity interest and cash consideration of $18.75 million. The Joint Venture funded the acquisition through a combination of cash contributed by its partners and a $11.5 million sustainability-linked senior term loan under a facility (the “Facility”) provided by a European bank. The Facility is secured by, among others, a first priority mortgage over the Vessel and is guaranteed by the Company. The transaction was completed on August 6, 2026, by delivering the Vessel to the Joint Venture. The Company expects to record during the third quarter of 2026, a net gain of approximately $2.9 million, excluding any transaction-related costs. The Company is currently in the process of assessing the fair value of the guarantee obligation in accordance with ASC 460, Guarantees, and has not yet finalized this assessment as of the date of issuance of these financial statements. Under the guarantee, in an event of default, the Company could be required to pay the full amount owed by the Joint Venture to the bank at that time.

(b)
On August 28, 2026, the shareholders of our subsidiary MPC Capital approved a change of its corporate name to MPC Oceanic Group AG at its Annual General Meeting. The new name took effect upon registration of the resolution in the commercial register, on September 3, 2026. The rebranding reflects the subsidiary’s strategic evolution from an investment manager to a fully integrated investment, services, and operating group across maritime and energy sectors. The name change does not affect the Company’s operations or financial condition.

(c)
On July 2, 2026, MPCC, an equity method investee of the Company, completed a private placement, registering 44,370,027 new shares at a subscription price of NOK 24 per share. The private placement generated gross proceeds of approximately $107 million. As a result of this capital increase, the Company's ownership percentage in MPCC decreased from 20.1% to 18.3%. The Company determined that this ownership change did not result in a loss of significant influence over MPCC. The Company continues to exert significant influence over MPCC through its representation on the board of directors and its participation in policy-making processes. Accordingly, the Company's investment in MPCC continues to be accounted for under the equity method of accounting.